SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

VANTAGE DRILLING COMPANY

(Name of Subject Company (issuer))

VANTAGE DRILLING COMPANY

(Names of Filing Persons (issuer))

7.875% Senior Convertible Notes due 2042

(Title of Class of Notes)

G93205 AA3

(CUSIP Number of Class of Notes)

Douglas G. Smith

Chief Financial Officer and Treasurer

Vantage Drilling Company

777 Post Oak Boulevard, Suite 800

Houston, Texas 77056

(281) 404-4700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Joshua P. Agrons

Norton Rose Fulbright US LLP

1301 McKinney Street, Suite 5100

Houston, Texas 77010

(713) 651-5151

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,856,000	$215.67

*	For purposes of calculating amount of filing fee only. The transaction valuation upon which the filing fee was based was calculated as follows: The purchase price of the 7.875% Senior Convertible Notes due 2042, as described herein, is $1,000 per $1,000 principal amount outstanding. As of July 29, 2015, there was $1,856,000 aggregate principal amount outstanding, resulting in an aggregate purchase price of $1,856,000.
**	The amount of the filing fee equals $116.20 per $1 million of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $215.67	Filing Party: Vantage Drilling Company
Form or Registration No.: 005-84068	Date Filed: July 29, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 1 is the final amendment to the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on July 29, 2015 (the “Offer Statement”) by Vantage Drilling Company, a Cayman Islands exempted company (the “Company”), relating to the offer (the “Optional Put Repurchase Offer”) to repurchase all of the outstanding 7.875% Senior Convertible Notes due 2042 issued by the Company on August 21, 2012 (the “Notes”) that are validly surrendered for repurchase at the option of the holders thereof, upon the terms and conditions set forth in (i) the Notes, (ii) an Indenture (the “Base Indenture”), dated as of August 21, 2012, between the Company and Wells Fargo Bank, National Association, as trustee (the “Trustee”), as amended by the First Supplemental Indenture, dated as of August 21, 2012 (the “First Supplemental Indenture,” and together with the Base Indenture, the “Indenture”), between the Company and the Trustee, and (iii) the Company Notice dated July 29, 2015 (the “Company Notice”) and the related offer materials filed as Exhibits (a)(1)(B) and (a)(1)(C) to the Offer Statement (which Company Notice and related offer materials, as amended or supplemented from time to time, collectively constitute the “Offer Materials”).

This Amendment No. 1 to the Offer Statement is intended to satisfy the filing and disclosure requirements of Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.

ITEM 1.

Item 1 of the Offer Statement is amended and supplemented by adding the paragraph added to Item 4 below.

ITEM 4.	Terms of the Transaction.

Item 4 of the Offer Statement is amended and supplemented by adding the following language thereto:

The Optional Put Repurchase Offer expired at 5:00 p.m., New York City time, on August 31, 2015. The Company has been advised by the Paying Agent that $1,837,000.00 aggregate principal amount of Notes were tendered pursuant to the terms of the Optional Put Repurchase Offer and not withdrawn. The Company has accepted all such Notes for payment, and, in accordance with the terms of the Notes, the Indenture and the Offer Statement, the Company has forwarded to the Paying Agent the appropriate amount of cash required to pay the Optional Put Repurchase Price for the validly surrendered Notes. Pursuant to the terms of the Indenture, the Paying Agent will promptly distribute cash to all holders of tendered Notes that have previously surrendered the applicable Notes and will promptly distribute cash to the holders of tendered Notes not yet surrendered once such holders surrender the applicable Notes. The Paying Agent will return to the Company any cash that remains unclaimed after two years, together with interest, if any, on such cash. As of the close of business on August 31, 2015, after giving effect to the repurchase of the Notes pursuant to the Optional Put Repurchase Offer, $19,000.00 aggregate principal amount of Notes remained outstanding.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 17, 2015

VANTAGE DRILLING COMPANY

By:	/s/ DOUGLAS G. SMITH
Douglas G. Smith
Chief Financial Officer and Treasurer

INDEX TO EXHIBITS

Exhibit Number		Description

(a)(1)(A)*	—	Company Notice to Holders of Vantage Drilling Company 7.875% Senior Convertible Notes due 2042, dated July 29, 2015, and Form of Optional Put Repurchase Notice.

(a)(1)(B)*	—	Form of Notice of Withdrawal.

(a)(1)(C)*	—	IRS Form W-9.

(a)(5)(A)*	—	Vantage Press Release dated July 29, 2015.

(b)	—	Not applicable.

(d)(1)	—	Indenture, dated as of August 21, 2012, between Vantage and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.1 to Vantage’s Current Report on Form 8-K filed August 23, 2012).

(d)(2)	—	First Supplemental Indenture, dated as of August 21, 2012, between Vantage and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.2 to Vantage’s Current Report on Form 8-K filed August 23, 2012).

(d)(3)	—	The description of the Notes and the Indenture set forth at Item 1.01 in Vantage’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on August 23, 2012 (incorporated by reference to Vantage’s Current Report on Form 8-K filed August 23, 2012).

(g)	—	Not applicable.

(h)	—	Not applicable.

*	Previously filed as an exhibit to the Schedule TO filed on July 29, 2015.

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